October 31, 2024

Ray Chen
Chief Executive Officer
FutureTech II Acquisition Corp.
128 Gail Drive
New Rochelle, NY 10805

       Re: FutureTech II Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 17, 2024
           File No. 001-41289
Dear Ray Chen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Ruth Jin, Esq.